Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
May 25, 2016	NYSE:SLW

SILVER WHEATON ANNOUNCES ELECTION OF DIRECTORS

AND APPROVAL OF SPECIAL MATTERS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that the nominees listed below were elected as directors of Silver Wheaton at the 2016 Annual and Special Meeting of Shareholders. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Lawrence I. Bell	230,723,744	94.40%	12,090,968	5.60%
George L. Brack	200,036,430	92.69%	15,778,282	7.31%
John A. Brough	210,892,132	97.72%	4,922,580	2.28%
R. Peter Gillin	182,011,933	84.34%	33,802,779	15.66%
Chantal Gosselin	214,659,697	99.46%	1,155,015	0.54%
Douglas M. Holtby	214,499,459	99.39%	1,315,253	0.61%
Eduardo Luna	200,521,770	92.91%	15,292,942	7.09%
Randy V.J. Smallwood	214,614,073	99.44%	1,200,639	0.56%

Prior to the 2016 Annual and Special Meeting of Shareholders, Wade Nesmith advised the Company that he would not be standing for election in order to pursue other interests. “Mr. Nesmith has provided valuable contributions and expertise since 2004, and we would all like to extend our sincere thanks and wish him continued success,” said Doug Holtby, Chairman of Silver Wheaton.

In addition, the following special matter was approved by shareholders at the 2016 Annual and Special Meeting of Shareholders:

  The non-binding advisory resolution accepting the Company’s approach to executive compensation was carried with 89.59% of the votes cast in favour of such resolution.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-844-288-9878

Email: info@silverwheaton.com

Website: www.silverwheaton.com